UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Meten EdtechX Education Group Ltd.

(Name of Issuer)

Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

G6055H114

(CUSIP Number)

March 30, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6055H114	13G	Page 2 of 8

1.	Names Of Reporting Person I.R.S. Identification No. Of Above Person (Entities Only) Siqi Huang
2.	check the appropriate box if a group		(a) ☐ (b) ☐
3.	sec use only
4.	citizenship or place of organization PRC
number of shares beneficially owned by each reporting person with:	5.	sole voting power	0
	6.	shared voting power	4,535,122
	7.	sole dispositive power	0
	8.	shared dispositive power	4,535,122
9.	aggregate amount beneficially owned by each reporting person		4,535,122
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	percent of class represented by amount in row (9)		8.54%
12.	type of reporting person (See Instructions)		IN

CUSIP No. G6055H114	13G	Page 3 of 8

1.	Names Of Reporting Person I.R.S. Identification No. Of Above Person (Entities Only) MLZ INVESTMENT MANAGEMENT LIMITED
2.	check the appropriate box if a group		(a) ☐ (b) ☐
3.	sec use only
4.	citizenship or place of organization British virgin islands
number of shares beneficially owned by each reporting person with:	5.	sole voting power	0
	6.	shared voting power	4,535,122
	7.	sole dispositive power	0
	8.	shared dispositive power	4,535,122
9.	aggregate amount beneficially owned by each reporting person		4,535,122
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	percent of class represented by amount in row (9)		8.54%
12.	type of reporting person (See Instructions)		OO

CUSIP No. G6055H114	13G	Page 4 of 8

Item 1.

(a)	Name of Issuer:	Meten EdtechX Education Group Ltd.

(b)	Address of Issuer’s Principal Executive Offices:	3rd Floor, Tower A, Tagen Knowledge & Innovation Center, 2nd Shenyun West Road, Nanshan District Shenzhen, Guangdong Province 518000 The People’s Republic of China.

Item 2.

(a)	Name of Person Filing:	Siqi Huang has shared voting and dispositive power over 4,535,122 shares of the Issuer’s Ordinary Shares, $0.0001 par value per share (the “Ordinary Shares”), among which, Siqi Huang may be deemed to share voting and dispositive power with MLZ Investment Management Limited (“MLZ”). MLZ is a holding vehicle holding shares for certain director and employees of the Issuer. Siqi Huang, an employee representative of the Issuer, is the sole director of MLZ and has the power to direct MLZ with respect to the disposal of, and the exercise of any voting and other rights attached to, the shares held by MLZ in the Issuer. Siqi Huang expressly disclaims beneficial ownership of all securities held by MLZ for that certain director and employees of the Issuer

(b)	Address of Principal Business Office or, if none, Residence:	Siqi Huang – 3rd Floor, Tower A, Tagen Knowledge & Innovation Center, 2nd Shenyun West Road, Nanshan District, Shenzhen, Guangdong Province 518000, The People’s Republic of China

MLZ Investment Management Limited– 3rd Floor, Tower A, Tagen Knowledge & Innovation Center, 2nd Shenyun West Road, Nanshan District, Shenzhen, Guangdong Province 518000, The People’s Republic of China

(c)	Citizenship:	Siqi Huang – PRC
	or, if none, Residence:	MLZ Investment Management Limited– BVI

(d)	Title of Class of Securities:	Ordinary Shares, $0.0001 par value per share

(e)	CUSIP Number:	G6055H114

CUSIP No. G6055H114	13G	Page 5 of 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____

CUSIP No. G6055H114	13G	Page 6 of 8

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	Siqi Huang – 4,535,122
MLZ Investment Management Limited– 4,535,122

(b)	Percent of class:	Siqi Huang – 8.54%
MLZ Investment Management Limited– 8.54%

Calculation of percentage of beneficial ownership is based on 53,100,534 of the Issuer’s Ordinary Shares outstanding as of March 30, 2020, as reported on the Issuer’s Form 20FR12B filed on March 31, 2020.

(c)	Number of shares as to which the person has:

Siqi Huang
Sole power to vote or to direct the vote:	0

Shared power to vote or to direct the vote:	4,535,122

Sole power to dispose or to direct the disposition of:	0

Shared power to dispose or to direct the disposition of:	4,535,122

MLZ Investment Management Limited
Sole power to vote or to direct the vote:	0

Shared power to vote or to direct the vote:	4,535,122

Sole power to dispose or to direct the disposition of:	0

Shared power to dispose or to direct the disposition of:	4,535,122

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

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Item 6	Ownership of More than 5 Percent on Behalf of Another Person

MLZ holds the Ordinary Shares on behalf of employees of the Issuer. To the knowledge of the Reporting Persons, the interest of any individual employee does not exceed 5% of the class of securities. Except to the extent described herein, Siqi Huang disclaims beneficial ownership of all such securities.

Item 7-9	Not Applicable

Item 10	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

LIST OF EXHIBITS

Exhibit 99.1 – Joint Filing Agreement

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2020

SIQI Huang

By:	/s/ Siqi Huang
Name:	Siqi Huang
Title:	Self

MLZ Investment Management Limited

By:	/s/ Siqi Huang
Name:	Siqi Huang
Title:	Director